SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 1 OF 10 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             Auto Data Network, Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                    05270Q104
                                 (CUSIP Number)

                                 March 11, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 2 OF 10 PAGES


 - ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 (No I.R.S. ID Number)

- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands

- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON              1,200,000 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                            7 SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------- -
                           8 SHARED DISPOSITIVE POWER

                            1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 6.38% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 3 OF 10 PAGES


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC

                 13-4092583
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON              1,200,000 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                            7 SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------- -
                           8 SHARED DISPOSITIVE POWER

                            1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 6.38% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 4 OF 10 PAGES


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON             1,200,000 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                            7 SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------- -
                           8 SHARED DISPOSITIVE POWER

                            1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 6.38% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 5 OF 10 PAGES


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Dimitri Sogoloff
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON             1,200,000 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                            7 SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------- -
                           8 SHARED DISPOSITIVE POWER

                            1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 6.38% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 6 OF 10 PAGES


Item 1(a).        Name of Issuer:

                  Auto Data Network, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  5 Century Place
                  Lamberts Road
                  Tunbridge Wells
                  Kent
                  United Kingdom  TN2 3EH

Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra")
                  Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")
                  Dimitri Sogoloff ("Sogoloff")

Item 2(b).        Address of Principal Business Office:

                  Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                  Management - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Sogoloff - 767 Third Avenue, 39th Floor, New York,
                  New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra - British Virgin Islands
                  Management - Delaware
                  Filimonov - U.S.
                  Sogoloff - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).        CUSIP Number: 05270Q104

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management, Filimonov and Sogoloff

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:

                         Alexandra: 1,200,000 shares*
                         Management: 1,200,000 shares*
                         Filimonov: 1,200,000 shares*
                         Sogoloff: 1,200,000 shares*

                  (b)    Percent of Class:

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 7 OF 10 PAGES


                         Alexandra: 6.38%*
                         Management: 6.38%*
                         Filimonov: 6.38%*
                         Sogoloff: 6.38%*

                         (Based on 17,610,789 shares of Common Stock outstanding, as of January 7, 2004, as stated by the Issuer in its Quarterly Report on Form 10QSB for the quarter ended November 30, 2003)

                  (c)    Number of Shares as to which the Person has:

                         (i)     sole power to vote or to direct the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 1,200,000 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 1,200,000 shares of Common Stock*


*The shares of Common Stock reported as beneficially owned by Alexandra are shares of Common Stock which Alexandra has the right to acquire upon conversion of 500,000 shares (the "Preferred Shares") of Series B Convertible Preferred Stock, $0.001 par value, of the Issuer (the "Preferred Stock") and upon exercise of a Purchase Warrant set forth in a Warrant Agreement (the "Warrant") entitling the holder to purchase shares of Common Stock. The Preferred Shares are convertible into an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as provided in the terms of the Preferred Stock, and the Warrant entitles the holder to acquire an aggregate of 200,000 shares of Common Stock, subject to adjustment as provided in the Warrant.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, a Managing Member and the Chief Investment Officer of Management. Sogoloff serves as a Managing Member and the Chief Operations Officer of Management. By reason of such relationships, each of Filimonov and Sogoloff may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov and Sogoloff each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 8 OF 10 PAGES


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of April 7, 2004, by and among Alexandra, Management, Filimonov and Sogoloff.

SCHEDULE 13G
CUSIP NO. 05270Q104                                           PAGE 9 OF 10 PAGES




                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    ALEXANDRA GLOBAL MASTER FUND LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        Investment Advisor

                          By: /s/ Mikhail A. Filimonov
                          ----------------------------
                          Mikhail A. Filimonov
                          Title: Managing Member

                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member

                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov

                    /s/ Dimitri Sogoloff
                    ----------------------------
                    Dimitri Sogoloff